UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
              (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                        eGain Communications Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   28225C103
                                 (CUSIP Number)

                                January 1, 2003
            (Date of Event which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  496,629

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  496,629

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  496,629

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.3%

12.      TYPE OF REPORTING PERSON*

                  PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  2,488,981

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  2,488,981

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,488,981

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.4%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  2,488,981

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  2,488,981

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,488,981

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.4%

12.      TYPE OF REPORTING PERSON*

                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed pursuant to Rule 13d-2(b) with respect to the shares of common stock, $.001 par value (the "Common Stock") of eGain Communications Corporation (the "Issuer") beneficially owned by the Reporting Persons as of February 11, 2003 and amends and supplements the Schedule 13G dated August 16, 2001, as subsequently amended on February 11, 2002 (as amended, the "Schedule 13G"). The Reporting Persons are as defined in the Schedule 13G. Except as set forth herein, the Schedule 13G is unmodified.

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)        Amount beneficially owned:

                Elliott Associates, L.P. ("Elliott Associates") beneficially owns a total of 496,629 shares of Common Stock.

                Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("International Advisors") together beneficially own a total of 2,488,981 shares of Common Stock.

                Elliott Associates, Elliott International and International Advisors together beneficially own an aggregate of 2,985,610 shares of Common Stock.

     (b)        Percent of class:

                Elliott Associates' beneficial ownership of 496,629 shares of Common Stock constitutes 1.3% of all of the outstanding shares of Common Stock.

                Elliott International and International Advisors' aggregate beneficial ownership of 2,488,981 shares of Common Stock constitutes 6.4% of all of the outstanding shares of Common Stock.

                Elliott Associates, Elliott International and International Advisors' aggregate beneficial ownership of 2,985,610 shares of Common Stock constitutes 7.6% of all the outstanding shares of Common Stock.

     (c)        Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote

                    Elliott Associates has sole power to vote or direct the vote of 496,629 shares of Common Stock.

               (ii) Shared power to vote or to direct the vote

                    Elliott International and International Advisors together have shared power to vote or direct the vote of 2,488,981 shares of Common Stock.

             (iii)  Sole power to dispose or to direct the disposition of

                    Elliott Associates has sole power to dispose or direct the disposition of 496,629 shares of Common Stock.

             (iv)   Shared power to dispose or to direct the disposition of

                    Elliott International and International Advisors together have shared power to dispose or direct the disposition of 2,488,981 shares of Common Stock.


Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2003

                           ELLIOTT ASSOCIATES, L.P.
                           By: Elliott Capital Advisors, L.P.,
                                as General Partner

                                    By: Braxton Associates, Inc., as
                                         General Partner


                                            By: /s/ Elliot Greenberg
                                                ----------------------
                                                     Elliot Greenberg
                                                     Vice President

                           ELLIOTT INTERNATIONAL INTERNATIONAL, L.P.
                           By: Elliott International Capital
                                    Advisors Inc., as Investment Manager


                                    By: /s/ Elliot Greenberg
                                        ------------------------
                                            Elliot Greenberg
                                            Vice President


                           ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


                                    By: /s/ Elliot Greenberg
                                        ------------------------
                                            Elliot Greenberg
                                            Vice President